O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cyn@stockslaw.com

File #4384

February 17, 2006
VIA EDGAR & FEDEX
THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION Division of Corporation Finance 450 Fifth Street, N.W. Mail Stop 0409 Washington, D.C. 20549

Attention: Mr. William H. Demarest, Staff Accountant

Dear Sirs:

RE: RANCHO SANTA MONICA DEVELOPMENTS INC. (the “Company”) - Current Report on Form 8-K originally filed January 5, 2006 - SEC File Number 000-51376

We write on behalf of the Company in response to your comment letter dated January 30, 2006 regarding the Securities and Exchange Commission’s review of the Company’s above-referenced Form 8-K filing (the “Comment Letter”). On behalf of the Company, we have filed with the Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Current Report on Form 8-K/A (as revised, the “Amended Form 8-K”). We enclose with this letter a copy of the Amended Form 8-K.

In addition to the Amended Form 8-K, we provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company and its auditors.

ENGAGEMENT OF NEW ACCOUNTANT:

1.	PLEASE REVISE YOUR FORM 8-K/A TO COMPLY WITH THE REQUIREMENTS OF ITEM 304(A)(2) OF REGULATION S-B. IN MAKING ANY DISCLOSURES ABOUT CONSULTATIONS WITH YOUR NEW ACCOUNTANTS, PLEASE ENSURE THAT YOU DISCLOSE ANY CONSULATIONS UP THROUGH THE DATE OF ENGAGEMENT. IF THERE HAVE BEEN NO SUCH CONSULTATIONS, THEN INCLUDE A STATEMENT TO THAT EFFECT IN ACCORDANCE WITH ITEM 304(A)(2)(C).

In response to this comment, the Company has revised the disclosure in the Amended Form 8-K to include disclosure required pursuant to Item 304 of Regulation S-B in connection with the Company’s engagement of Moore & Associates as its auditor.

VANCOUVER OFFICE: O’Neill Law Corporation

Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC 2
United States Securities and Exchange Commission
Attention: Mr. William H. Demarest

We attach supplementally a written acknowledgement of the Company as requested in the Comment Letter.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792. Yours truly,

/s/ Conrad Y. Nest

CONRAD Y. NEST

Enclosures

cc: Rancho Santa Monica Developments Inc.
Attn: Mr. Graham Alexander President and Chief Executive Officer

ACKNOWLEDGEMENT OF RANCHO SANTA MONICA DEVELOPMENTS INC.

Rancho Santa Monica Developments Inc. (the “Company”), hereby acknowledges that:

   the Company is responsible for the adequacy and accuracy of the disclosures made in its filings;

   United States Securities and Exchange Commission (the “Commission”) staff comments or changes to our disclosures made in response to Commission staff comments do not foreclose  the Commission from taking any action with respect to the Company’s filings; and

   the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated the 17th day of February, 2006.

Rancho Santa Monica Developments Inc.

Per: /s/ Graham Alexander
             ________________________
             Graham Alexander
             President and Chief Executive Officer